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                                          August 22, 2005



VIA EDGAR AND FEDERAL EXPRESS

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549

            Re:   Origin Agritech Limited
                  Registration Statement on Form S-4
                  Originally Filed on May 6, 2005
                  File No. 333-124709

Dear Sirs:

      On behalf of Origin Agritech Limited ("Agritech"), a wholly owned subsidiary of Chardan China Acquisition Corp. ("Chardan"), we respond as follows to the Staff's comments received on August 2, 2005 relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the responses to each comment immediately thereafter.

      Defined terms used in this letter have the meanings assigned to them in the registration statement.

General

1. We note your response to our previous comment one. Please note that the preliminary proxy statement on Schedule 14A filed by Chardan China on February 11, 2005, is a separate filing from this registration statement. If the company does not intend to pursue the preliminary proxy statement filed by Chardan China, please file a request to withdraw the preliminary proxy statement.

            Chardan China filed a request to withdraw the preliminary proxy statement on August 5, 2005.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 2


2.    Please provide the information required by Item 101(g) of Regulation S-K.

            At this time, neither Origin Agritech nor Chardan China are foreign private issuers. The financial statements of State Harvest may be in the manner of those presented for foreign private issuers because State Harvest is a "foreign business." It is therefore able to take advantage of the age of financial statement rules of Form 20-F, Item 8, pursuant to "International Reporting and Disclosure Issues in the Division of Corporation Finance Bulletin, Item IX - Financial Statements of Other Entities, Section E, Reconciliation Requirements for Domestic Issuers with Acquired Foreign Businesses and Investees." It is noted that in similar transactions where there is a redomesitcation merger being registered, the information required by Item 101(g) is not presented. Notwithstanding the foregoing, Agritech and Chardan China have provided discussion of the information called for by Item 101(g) of Regulation S-K. This material is in a new section, immediately before the "Summary." We have also added related risk factors.

3. We note your disclosure that the renminbi is pegged to the U.S. dollar. In light of recent developments, it appears that China is no longer pegging the Yuan to the U.S. dollar. Please revise your disclosure accordingly and discuss how this change may impact the company's business.

            Immediately before the "Questions and Answers" section, we have added disclosure about the fact that the Reminbi is now a floating currency against a basket of currencies. However, because the financial statements were prepared when the currency was fixed, the description of the exchange rate used for convenience conversion and the fact that it was fixed at that time has been retained.

Prospectus Cover Page

4. Disclose the transaction being registered. We note the disclosure of the shares being registered; however, the cover page does not indicate how all of these shares are being issued in this offering. For instance, we note the 875,000 shares of common stock and the one representative's unit purchase option.

            We have added to the cover page a discussion of the separate securities being registered on the registration statement and being issued or assumed by Origin Agritech. The aggregate numbers now correlate to the cover of the Registration Statement. We have included in the aggregate numbers, all the units, common shares and warrants being registered, including the shares underlying the outstanding warrants and the shares and warrants underlying the representative's unit purchase option.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 3


5.    Please limit the outside cover page of the prospectus to one page. See
      Item 501(b) of Regulation S K.

            Information has been deleted from the cover page so as to make it fit on one page.

Inside Front Cover Page

6.    Please highlight the information required by Item 2 of Form S-4.

            The information required by Item 2 of Form S-4 has been highlighted.

Questions and Answers about the Meeting, page 1

7. We note your response to our previous comment 13 and we reissue the comment. In the first question and answer, we note the disclosure of the four operating companies being Beijing Origin Seed Limited, Henan Origin Seed Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited and Beijing Origin State Harvest Biotechnology Limited. Please reconcile this disclosure with the companies in Note 1 to the consolidated financial statements of State Harvest Holdings Limited.

            We have added a paragraph immediately before the "Questions and Answers" to explain the names used in the text and in the financial statements of Origin and how they relate to the same companies. The difference in the names is that transliteration of Chinese names is not uniform, so there can be differences in translations by one person versus another. The lawyers for Origin insisted on one translation for the contracts and the S-4 and the accountants insisted on a different translation for the financial statements.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 4


8. We note your response to our previous comment 15 and reissue in part our previous comment. We were unable to find a subsequent question and answer discussing the dilutive effect of the consideration share issuance under the stock purchase agreement as noted in your response. It appears that such a discussion may be helpful to an investor. Please revise.

            We have added a new question and answer, as the 14th one, to discuss the actual dilutive effect on current stockholders caused by the issuance of additional securities to the Origin Parties.

Summary, page 7

The Companies - Chardan, page 7

9. We note your response to our previous comment 17. Please discuss all of the expenses related to the company's activities in pursuing a business combination. Elsewhere in the prospectus, such as the "Plan of Operations" section for Chardan China, please specifically describe the actual expenses and compare these amounts to the expenses described in use of proceeds for the funds not held in trust in Chardan China's Form S-1. We note that as of March 31, 2005, Chardan China had total liabilities of $421,291. Please describe these liabilities in more detail and in relation to the use of proceeds described in the Form S-1. In the "Plan of Operations" section for Chardan or in another appropriate section, please discuss in detail the use of proceeds by Chardan/Origin Agritech of the proceeds held in trust once such proceeds are released to the company. Please indicate whether expenses incurred by Chardan China while pursuing the business combination will be paid out of the trust proceeds when the proceeds are released to the company. We may have further comments.

            We have added a further breakdown of the principal categories of expenses incurred by Chardan in connection with the pursuit of a business combination to the "Summary" section. In addition, we have added in the "Plan of Operations" section, the detailed expenses incurred by Chardan in pursuit of the business combination, information regarding the extent to which the actual expenses incurred have exceeded the amount not held in the trust, the nature of the liabilities existing as of June 30, 2005 and the reasons that the liabilities have exceeded the amounts anticipated to be used, as described in the Use of Proceeds section of the S-1 for the initial public offering of Chardan. We have also included in the "Plan of Operations" section for Chardan a description of the expected uses by Chardan-Origin Agritech of the proceeds from the trust once such proceeds are released to the Company.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 5


The Origin Parties, page7

10. We note the statement that Origin entered into consignment agreements and technology agreements to control the stock of the four Origin Operating Companies. Reconcile with the statement on page 8 that one was not needed for Origin Biotechnology.

            We have corrected the reference on pages 7 and 8 to make clear that the consignment agreements relate only to three of the Origin Operating Companies. It was confusing to refer to the consignment and technology agreements in the same sentence. We separated out the reference to the technology agreements into a separate sentence so as to make that clearer.

Interests of Chardan Directors and Officers in the Stock Purchase, page 12

11. We note your response to our previous comment 24 and reissue in part our previous comment. Please describe the total value of the agreement between Chardan Capital LLC and Origin Agritech. Please describe the negotiations of this agreement.

            The agreement referred to in the comment is on a month to month basis, at a rate of $30,000 per month. There is no written agreement, and the arrangement may be terminated at any time by Origin without penalty. Origin is under no obligation to continue to engage Chardan Capital LLC. We changed the description of this agreement in the various places that it occurs to make the arrangement clearer for the reader. We have described the negotiations for this agreement in the section "Background of the Stock Purchase", immediately before "Board Consideration and Approval of Transaction."

12. Please clearly state in this section the termination fee to be paid by Chardan's officers and directors.

            On current page 19, in the fourth bulleted paragraph, we have added a reference in the to the $1,000,000 termination fee payable by the Chardan officers and directors.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 6


Conditions to the Origin Parties' obligation, page 14

13. We note the added disclosure regarding the written opinion from Guantao Law Firm relating to the validity and enforceability of the stock consignment agreement. Please advise whether the company will receive this opinion prior to the vote by stockholders and whether the company will file this agreement as an exhibit. We may have further comments.

            Chardan has already received the written opinion of Guantao law firm. We have filed the opinion of Guantao law firm relating to the validity and enforceability of the stock consignment agreements as
            Exhibit 10.25. We have added a reference to that firm as an expert in the Legal Matters section. We have adjusted the disclosure on page 14 to note that the validity and enforceability of these agreements pursuant to an opinion of Guantao Law Firm. Guantao has consented to its name being used in the Legal Matters section of the registration statement and the filing of its opinion at the end of its opinion.

Risk Factors, page 23

14. In risk factor 14, please reconcile the risk described in the subheading with the risk described in the narrative.

            The 14th risk factor has been adjusted to correlate the subheading to the discussion of the risk.

Background of the Stock Purchase, page 37

15. Disclose when Best of Best had any initial contact with Origin. Disclose when Chardan had initial contact with Origin and state the dates of the preliminary meetings in April.

            We have added disclosure to give the date when Chardan first contacted Best of the Best. As stated before, the agreement to engage Best of the Best was dated March 29, 2004. There has also been added to this discussion the specific dates when Origin was contacted by Best of the Best and the initial meeting dates between the Chardan and Origin parties. (Pages 46 and 47)

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 7


Chardan's Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 41

16. Please disclose the basis for the projected revenues for 2005. State the orders received for seeds to be purchased in 2005. Also, please provide the basis for the statement that you believe Chardan has the potential to experience "rapid additional growth in the future." We may have further comment

            We have removed the reference to projected revenues from the factors considered by the board of directors. We have also changed the reference to "rapid additional growth in the future" to "a potential to experience growth in the future". The basis for that analysis is set forth in the next paragraph which discusses the pre-order and deposit requirement for Origin sales. It is the pre-order rate and the deposits which give an indication of and basis for the projections for the next year. (Page 51)

Satisfaction of 80% Test, page 45

17. Please disclose the valuation placed upon Origin by Chardan's board. Also, disclose the method used to determine this valuation.

            A discussion of the valuation method and the valuation placed on Origin has been added to the subsection, "Satisfaction of 80% Test".

Material U S Federal lncome Tax Consequences of the Redomestication Merger, page 46

18. Please revise the disclosure in this section, as the prospectus must state clearly that the discussion in the prospectus is the opinion of (named) tax counsel. Counsel should also provide a consent to being named in the prospectus as providing the tax opinion.

            The tax sections have been revised to make clear that the statements are based on the opinion of this firm as tax counsel. We have added a consent to the opinion to being named in the prospectus as providing the tax opinion. We have added a paragraph in the Legal Matters section stating that this firm is giving such opinion.

19. The tax opinion needs to address each material federal income tax consequence. See the definition of material in Rule 405. The tax opinion must address and express a firm conclusion on each material tax consequence, applying applicable tax law to the facts of the particular offering. For example, regarding the tax status of Origin Agritech, an acceptable opinion would state something like, "in opinion of counsel, the merger of Chardan into Origin Agritech will not be taxed for federal tax purposes."

            The tax opinion and the tax matters discussion relating to the redomestication merger have been revised to address each material federal income tax consequence. We have also stated that it is the opinion of this firm that the merger of Chardan into Origin Agritech will not be taxed for federal tax purposes.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 8


Stock Consignment Agreement, page 59

20. We note your response to our previous comment 50. We note the disclosure in Note 1 to the financial statements that "the stockholder rights require the transfer of the shares of Beijing Origin to State Harvest or any party designated by the Company within three years upon the removal of the PRC legal restriction." Please explain these provisions of the agreement in the prospectus.

            The discussion on page 60 has been expanded to explain the provision of the consignment agreement requiring the current record holders to transfer title ownership of the stock of the various companies. As discussed in my conversation with you, State Harvest currently has 100% of the beneficial rights in and interests to the shares, but is not the record holder. When the law changes to permit State Harvest to become record holder, the transfer must and will happen.

            The reference to the three years in the Note 1 to the financial statements has been deleted because the three year reference is not really the full picture. The three year period is a reference to the period after formation during which a person may not transfer title to the stock of the new company. We have made additional changes to the first financial statement footnote discussion about the consignment agreements to make it clear that there are consignment agreements only for the three operating companies, Beijing Origin, Henan Origin and Chang Chun Origin. There is no consignment agreement for Biotechnology because that is wholly owned by State Harvest and title to the shares are in State Harvest's name.

21. Please explain the additional restriction under PRC law placed upon foreign investment in certain industries, including seed production.

            We have added disclosure to the discussion of the consignment agreements on page 70-71 to indicate that the law currently permits only a 49% maximum ownership by foreign parties of businesses engaged in food production in the PRC. The growing of crop seeds is deemed to be with in the category of food production.

Differences of Stockholder Rights, page 65

22. Please reformat the table commencing on page 66, as the table is difficult to follow in the current format.

            We have asked our filing agent to make sure the tables are reformatted so that it reads correctly in the Edgar version.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 9



Information about the Origin Parties, page 82

23. We note the disclosure on page 83 that you are increasingly relying on your own proprietary hybrid seeds. Please disclose the amount and percent of revenues attributable to licensed hybrid seeds and the amount and percent attributable to your own proprietary hybrid seeds. Also, if any one company that licenses seeds to your company accounts for 10% or more of your revenues, this would appear to be a material licensing agreement that should be disclosed and filed as an exhibit.

            We have disclosed on page 99 the annual sales revenues and percentages thereof attributable to licensed seeds and those that are proprietary for the fiscal years 2002, 2003 and 2004. As you can see from the table of patents filed, there will be more proprietary seeds approved and then available for Origin to sell in the future. It is the goal and expectation of Origin that these will represent a greater percentage of the seeds it sells in the coming years.

            Currently, only the licensed YuYu22 corn seed and Linao 1 corn seed account for more than 10% or more of Origin's revenues. The YuYu22 agreement with Henan Agricultural University and the Linao 1 agreement with Corn Research Institution of Li County are discussed on page 94. These two agreements have been filed as exhibits 10.27 and 10.28.

            In accordance with GAAP, Origin computes the fees due on licensed varieties of seeds as part of cost of goods sold. The fees payable in respect of all licensed seeds represent less than 10% of the total cost of goods sold in both 2003 and 2004 and, individually, only the fees for the Linao 1 seed represent more than 1% of cost of goods sold (3.35% in 2003 and 4.01% in 2004). Therefore, in consultation with the Chardan, Origin and the accountants, we have determined that there are no material agreements that need to be disclosed based on the cost to the company of the agreements.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 10


24. We reissue prior comment 56. We note the references to contractual research, partnering relationships and joint licensing agreements. Please disclose all material relationships and file any material agreements as exhibits. If you do not feel any of these relationships are material, please provide your analysis in reaching this determination. We may have further comment.

            Only two research, partnering and licensing agreements are material to the company at this time, the one related to YuYu22 and Linao1, both of which are discussed and filed as exhibits. None of the other agreements is material either in terms of the cost or revenues, as no such agreement accounted for more than 1% of the cost of goods sold or for any significant revenues.

            Please see the answer to Question 23 above.

25. We reissue prior comment 60. We note throughout this section, the company continues to make assertions regarding market conditions based upon management's belief. Please provide the basis for management's belief. Please provide us with reasonable support for the assertions in the prospectus. If a third party is the source of the information, please name the party and the publication where the information can be found. If the information is not readily available to the public, please file the third party's consent to being named in the prospectus and to the summary contained in the disclosure. If you cannot provide us with adequate support for these assertions, please remove. We may have, further comment.

            We have removed the various assertions about market conditions in the PRC from page 99.

26. We note the statement that you believe your seeds are of a higher quality, based upon higher crop yields factors and disease and drought resistance of its seeds. What are your seeds being compared to? Are your seeds being compared to non-hybrid seeds or to the hybrid seeds of other companies? Please provide the basis for the comparison. Have any studies been done to substantiate this claim? We may have further comment.

            The basis of this claim is that, in order to receive government approval for distribution, a new variety of seed must be shown to be superior to existing seeds. Specifically, in the government testing system, seed have to go through two cycles of monitored production in at least five different locations. By government regulation, only seeds that have 8% or higher yield compared to control seeds and that also rank in the top six among all seeds being tested in that cycle can proceed to the second year of testing. Approval to market a seed will only be given if the first year's results showing that the seeds are better is confirmed in the second year. We have previously disclosed this regulation. We have reiterated it under the Origin Business discussion subsection, "Business of Origin - The Chinese Crop Seed Market" in the last paragraph. We have also indicated that there may be other seeds approved in a given year that may be better than the Origin seeds approved in that same year, or that seeds approved in subsequent years may be better than Origin's previously approved seeds.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 11


27. Please explain the effective period in the table. Is this the date the patent was entered into and the date of expiration? It is currently unclear. Also, explain the reference to Henan Agriculture University in the table. Does it share a patent with the company? If so, what are the terms of this arrangement? Also, clarify whether you only have the one patent for a hybrid seed. We note the statement on page 84 that you have a "growing portfolio of seed hybrids and varieties, some of which are subject to Chinese patents" and that in 2004 "Origin delivered four new proprietary corn seeds and one cottonseed products." We may have further comment.

            We have footnoted the patent table on page 98 to explain that the effective period is the life of the patent. It runs from the date of issue to the expiration date of the patent and is generally 15 years.

            We have added a footnote to the table on page 98 explaining that the patent for the invention listed is jointly owned by Origin and Henan Agricultural University and their rights under the patent. We have been informed that there is no separate agreement for the patent, so nothing has been filed as an agreement.

            We have added an additional patent to the table for a seed owned by Beijing Origin Seed Limited, and listed the patents pending for an additional seven seeds on page 98.

            The patent pending list and the discussion of the seeds in the testing process under government regulation are indications of the additional proprietary seeds that will become available to Origin in the future.

28.   Briefly explain the significance of ISO certification.

            We have added disclosure on page 99 as to the importance of the ISO certification in China.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 12


29. We again note the distribution system Origin has with its network of farmers. Please file a form agreement as an exhibit.

            Although we believe that a general form agreement for general business operations is not required to be filed by the company, we have filed as Exhibit 10.26 the form of agreement related to the commitment of approximately 60,000 farmers to grow the corn plant seed. This is a form with blanks as to rates of payment and certain other elements that are completed with each party on a case by case basis.

30. We note your response to our previous comment 64 and reissue the comment. As required by Form S-4, Item 17(b)(2), please provide the disclosure required by Item 201 of Regulation S-K We may have further comments.

            We have added references to the two securities market description sections about the absence of a market for the Agritech securities. We have also added a discussion about the possible future sales of securities. We have indicated that the company believes that the market for the Agritech securities after the redomestication merger will be the same as that for the Chardan securities, but there can be no assurance that it will be the case. Agritech has applied and been provisionally accepted for trading on NASDAQ after the merger.

            We note this kind of discussion is not presented in other redomestication registration statements and reiterate that Agritech is not a foreign private issuer, although it is a foreign business for accounting statement disclosure purposes.

Origin's Commercial Product Development Network, page 86

31. We reviewed your response to our prior comments 45 and 65. It appears you budget research and development expenses based on five percent of the prior year's revenue, not gross income. In this section you refer to budgeting five percent of gross income, not revenue. Please revise to eliminate the reference to gross income and properly refer to revenue for consistency.

            The references to the amount of research and development expenses have been checked and clarified to be a percentage of "gross revenues." The reference to gross income was incorrect.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 13


Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 92

Overview, page 92

32. We reissue prior comment 68. The executive overview should focus on discussing those matters which management views as important in evaluating the company's financial condition and results of operations, including any challenges, risks and uncertainties which management is aware.

            There has been added to management's discussion for Origin various statements about the financial factors that should be considered in evaluating Origin, including the need for continued product development, the need for capital, continued economic reform in the PRC, the possibility of natural disaster, and compliance with governmental requirements and the need for government approval of new seeds.

Critical Accounting Policies, page 93

33. We reviewed your response to our prior comment 69 and your revised disclosure does not appear to address our comment. Please expand the disclosure on page 94 to include your policies concerning the timing of recognition of subsidies (e.g. upon receipt, upon satisfaction of performance criteria). Further, please tell us why you changed your policy (as previously disclosed in Note 2) and record both research and development subsidies and land use rights subsidies as a reduction of land use rights.

            The disclosure on page108, "Government Subsidies" has been revised to answer the prior comment 69. Origin did not change its policies concerning the timing of the recognition of subsidies. We have revised the disclosure in Critical Accounting Policies - Government Subsidies, and in the financial statements footnotes to make clear how subsidies are accounted for when related to research and development and land use rights.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 14


Directors and Management, page 99

34. We note the disclosure that Dr. Richard Propper is not an executive officer. It appears that Dr. Propper will be a key employee, and the disclosure required by Item 401 of Regulation S-B should be included in this section.

            The requested disclosure about Dr. Richard Propper has been added to the section "Directors and Management, Directors and Management Following the Stock Purchase." We have also added a section at the end thereof discussing the fact that he will not have an employment agreement and will not be directly compensated by Agritech. Reference to the Chardan Capital LLC agreement is repeated in this section.

Unaudited Pro Forma Condensed Consolidated Financial Statements. page 106

35. Tell us why the 200,000 shares issued to Best of the Best in connection with the transaction were excluded from your pro forma adjustments.

            The issuance of the 200,000 shares to Best of the Best is included in adjustment (d). We have adjusted the explanation of adjustment
            (d) to reflect this.

36. Please revise your pro forma financial statements to include both basic and diluted pro forma per share data and related disclosures in accordance with Item 210.11-02(b)(7) of Regulation S-X.

            The pro forma per share data included is both primary and diluted. We have updated our pro forma information to disclose this fact. As noted on page 127, options and warrants do not enter into calculations since the related exercise prices are in excess of the market prices during the period and therefore such inclusion would be anti-dilutive.

Executive Compensation, page 119

37. We reissue prior comment 82. Please explain the prior reference to March 2004 in the prior statement "in March 2004, Chardan agreed to use its best efforts to obtain the agreement of the Origin Parties."

            The statement you refer to was a mistake. The arrangement was that Best of the Best was to be issued a number of shares as a success fee. This has been set forth in the discussion of the compensation to be paid to the Best of the Best. The appropriate adjustments to the agreements were made once the mistake was sorted out.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 15


Beneficial Ownership of Securities, page 122

38. We note your response to our previous comment 86 and reissue the comment. For Sappling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

            We have been informed that Mr. Jeffery Tannenbaum has dispostive and voting authority over the shares, and this information has been added to the table in the "Beneficial Ownership of Securities" section.

39. We note the statement that the individuals named on page 124 "may be deemed to be our parents or promoters." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.

            We have indicated that Messrs. Richard Propper, Kerry Propper, Huang and Li are parents and promoters.

Consolidated Financial Statements of State Harvest Holdings Limited

Consolidated Statements of Shareholders' Equity, page F-4

40. Please provide footnote disclosure describing the mechanics of the capital restructuring in 2004. Explain why the financial statements have not been retroactively restated to reflect the 2004 capital restructuring.

            The financial statements were already retroactively restated so there has been no change made pursuant to this comment. No special description of the mechanics is required because the companies were under common control before the reorganization.

            The reorganization is discussed in Footnote 1 to the Origin financial statements. State Harvest Holdings Limited was incorporated under the laws of the British Virgin Islands on October 6, 2004. On December 1, 2004, State Harvest established Beijing Origin State Harvest Biotechnology Limited , a wholly owned foreign enterprise under the laws of the PRC with an operating period of 20 years. State Harvest conducts substantially all of its business through its variable interest entity Beijing Origin and the Beijing Origin subsidiaries, Henan Cotton and Chang Chun Origin. All of these companies are under common control and therefore consolidated for financial reporting purposes.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 16


Note 2 - Summary of Significant Accounting Policies, page F-7

41. We reviewed your enhanced disclosure of shipping and handling costs in response to our prior comment 75. Please revise this disclosure to include a complete description of which costs are included in cost of sales (e.g. costs related to transporting product to customers) and selling and marketing.

            The Origin financial statement footnotes have been revised in accordance with this comment.

Chardan China Acquisition Corporation Audited Financial Statements, page F-25

42. Upon review of the statements of stockholders equity, we note the underwriter's purchase option was issued for $100. Please revise your footnote disclosures and MD&A to discuss how you accounted for this purchase option, including references to authoritative literature and the fair value of the purchase option, including your methodology and assumptions used.

            Chardan has calculated the fair value of the purchase option and added a section to the MD&A discussing its value and the method used to arrive at that value. Appropriate footnote disclosure has been added to the annual financial statements of Chardan included in the joint proxy/prospectus.

Chardan China Acquisition Corporation Interim Financial Statements

Note 4 - Commitments and Contingencies, page F-42

43. Please revise your disclosures to include your $30,000 per month commitment to Chardan Capital LLC as disclosed on page 121.

            Because the agreement is not written, and it is only considered a month to month contract, terminable at will by Origin, without any penalty, Origin determined that it was not required to be disclosed in its footnotes as a commitment. Therefore, no change has been made to the commitments and contingencies footnote on F-42.

Mr. John Reynolds
Securities and Exchange Commission
August 22, 2005
Page 17


Part II

Exhibits

44. Please file executed copies of the agreements as exhibits. If the agreements are identical, the company may file one copy with multiple signatures. Please file executed copies of the technology agreements and the stock consignment agreements, exhibits 10.14, 10.15, 10.16, and 10.17.

            We have refilled the above listed exhibits and added the signature pages of the different parties.

45. We note the indication that exhibits 2.2, 4.1, 4.2, and 4.3 have been filed as exhibits. We are unable to locate these exhibits. Please file with the next amendment.

            These four exhibits have been filed in Amendment No. 2.

46. When incorporating by reference to an exhibit filed with another registration statement, please include the date the registration statement referred to was filed.

            The references to the date of the registration statement (or amendment) from which the agreements are incorporated by reference has been added to the exhibit index.


      If you have any further questions or comments based on our response set forth above, please contact me as soon as possible.


                                    Very truly yours,

                                    /s/ Andrew D. Hudders

                                    Andrew D. Hudders